UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

                                    FORM 3

                          OMB APROVAL
                          OMB NUMBER:  3235-0104
                          Expires: December 31, 2001
                          Estimated average burden
                          hours per response........0.5

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1. Name and Address of Reporting Person*

  Morgan Stanley Venture Capital II, Inc.(1)
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     (Last)                         (First)                      (Middle)

  1221 Avenue of the Americas
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                                   (Street)

  New York                         New York                          10020
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     (City)                         (State)                           (Zip)


2.   Date of Event Requiring Statement (Month/Day/Year)

     08/17/99
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3.   IRS or Social Security Number of Reporting Person (Voluntary)


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4.   Issuer Name and Ticker or Trading Symbol

     Lionbridge Technologies, Inc. (LIOX)
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5.   Relationship of Reporting Person(s) to Issuer   (Check all applicable)

       Director                                        x 10% Owner
    ---                                               ---

       Officer (give title below)                        Other (specify below)
    ---                                               ---

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6.   If Amendment, Date of Original (Month/Day/Year)


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7.  Individual or Joint/Group Filing (Check Applicable Line)

    Form filed by One Reporting Person
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  x Form filed by More than One Reporting Person
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

             Table I -- Non-Derivative Securities Beneficially Owned

1.   Title of Security                            2. Amount of Securities     3. Ownership         4.   Nature of Indirect
     (Instr. 4)                                      Beneficially Owned          Form: Direct           Beneficial Ownership
                                                     (Instr. 4)                  (D) or Indirect        (Instr. 5)
                                                                                 (I)(Instr. 5)
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                                              4,000,002(2)                I(3)           Through Partnerships

Explanation of Responses:

(1)  Please see attached Joint Filer Information.
(2) The number of shares reflects, upon the closing of the Company's initial public offering, the: (i) automatic conversion of 5,999,990 shares of Series A Convertible Preferred Stock and 10 shares of Series D Nonvoting
     Preferred Stock into 60 shares of Series B Redeemable Preferred Stock and
     4,000,002 shares of Series C Convertible Preferred Stock, (ii) automatic redemption of the Series B Redeemable Preferred Stock for cash and (iii) automatic conversion of the 4,000,002 shares of Series C Convertible
     Preferred Stock into 4,000,002 shares of Common Stock, the result of which is that Morgan Stanley Venture Capital II, Inc. and its Joint
     Filers hold only Common Stock.
(3)  Except for Morgan Stanley Venture Capital Fund II Annex, L.P. and Morgan
     Stanley Venture Investors Annex, L.P. (collectively, the "Funds"), which hold the securities directly.


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see
  Instruction 5(b)(v).


                                                              Page 1 of 3 (Over)
                                                                 SEC 1473 (3-99)

           Table II -- Derivative Securities Beneficially Owned
      (e.g., puts, calls, warrants, options, convertible securities)

1.   Title of Derivative           2. Date Exercisable          3.   Title and Amount of     4. Conver-    5. Owner-    6. Nature
     Security (Instr. 4)              and Expiration                 Securities Underlying      sion or       ship         of In-
                                      Date (Month/Day/Year)          Derivative Security        Exercise      Form of      direct
                                      -------------------------         (Instr. 4)              Price of      Deriv-       Bene-
                                      Date           Expira-       -------------------------    Derivative    ative        ficial
                                      Exer-          tion             Title           Amount    Security      Security:    Owner-
                                      cisable        Date                             or                      Direct       ship
                                                                                      Number                  (D) or      (Instr.
                                                                                      of                      Indirect     5)
                                                                                      Shares                  (I)
                                                                                                              (Instr.
                                                                                                              5)
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
Common Stock Warrants                  Immed.       3/09/06      Common Stock        255,544    $0.015        I(3)      Through
                                                                                                                        Partnerships


Explanation of Responses:

(3) Except for Morgan Stanley Venture Capital Fund II Annex, L.P. and Morgan
    Stanley Venture Investors Annex, L.P. (collectively, the "Funds"), which
    hold the securities directly.                                                                                   August 17, 1999
                                                                                 -------------------------------    ---------------
**Intentional misstatements or omissions of facts constitute Federal Criminal    **Signature of Reporting Person            Date
       Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.      By: Stephanie Holmes, authorized
       If space is insufficient, see Instruction 6 for procedure.                signatory for Morgan Stanley Dean
                                                                                 Witter & Co. and Assistant Secretary
                                                                                 of Morgan Stanley Venture Capital II,
                                                                                 Inc. the managing general partner of
                                                                                 the Funds.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
  5(b)(v).


                                                              Page 2 of 3
                                                              SEC 1473 (3-99)

                            Joint Filer Information

Each of the following joint filers has designated Morgan Stanley Venture Capital II, Inc. ("MSVC II, Inc.") as the "Designated Filer" for purposes of
Item 1 of the attached Form 3:

   (1)  Morgan Stanley Dean Witter & Co. ("MSDW")
        1585 Broadway
        New York, New York 10036

   (2) Morgan Stanley Venture Partners II, L.P. ("MSVP II, L.P.") 1221 Avenue of the Americas
        New York, New York 10020

   (3) Morgan Stanley Venture Capital Fund II Annex, L.P. ("MSVCF IIA, L.P.") 1221 Avenue of the Americas
        New York, New York 10020

   (4) Morgan Stanley Venture Investors Annex, L.P. ("MSVIA, L.P.") 1221 Avenue of the Americas
        New York, New York 10020

Issuer & Ticker Symbol: Lionbridge Technologies, Inc.  (LIOX)

Date of Event Requiring Statement: 8/17/99


Signature:
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            By: Stephanie Holmes, as authorized signatory for
            MSDW and Assistant Secretary of MSVC II, Inc., the managing general partner of MSVP II, L.P., the General Partner of MSVCF IIA, L.P.
            and MSVIA, L.P.

                                                                    Page 3 of 3